September 21, 2016

Terence O’Brien

Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Universal Stainless & Alloy Products, Inc.

    Form 10-K for Fiscal Year Ended December 31, 2015

    Filed February 24, 2016

    File No. 0-25032

Dear Mr. O’Brien:

We are providing this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2016 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 0-25032) (the “Form 10-K”) filed by Universal Stainless & Alloy Products, Inc. (the “Company”) on February 24, 2016. Set forth below are the Staff’s comments and our responses.

Form 10-K for Fiscal Year Ended December 31, 2015

COMMENT NO. 1:

To the extent that future non-compliance of any debt covenant is reasonably likely, including debt covenants impacting the level of the interest rate, please disclose and discuss the specific terms of any such covenants, as well as the terms of your most significant and restrictive covenants. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. They should also provide quantified analysis of potential changes in the interest rates applicable to your debt. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Mr. Terence O’Brien

Securities and Exchange Commission

September 21, 2016

Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company currently does not believe that future non-compliance with any debt covenant is reasonably likely. In the event that the Company makes a determination in the future that non-compliance with any debt covenant is reasonably likely, the Company will include the requested information in applicable future filings in accordance with the Staff’s comment.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your review of the Form 10-K, please contact me at 412-257-7662 at your earliest convenience.

Sincerely,

UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.

By:	/s/ Ross C. Wilkin
Ross C. Wilkin
Vice President of Finance, Chief
Financial Officer and Treasurer